Exhibit 10.29

Executive Compensation

On January 12, 2005, the Benefits and Compensation Committee of the Board of Directors approved the following 2005 base salaries and 2004 performance-based bonuses for the Company’s executive officers. The bonus for 2004 was paid in early 2005 and was based on the Company’s performance against budgeted net income for 2004.

Executive Officer	2005 Annual Base Salary	2004 Performance-Based Bonus

Joseph W. Evans Chairman, President and Chief Executive Officer	$265,000	$132,500

J. Daniel Speight Vice Chairman, Chief Financial Officer and Secretary	$225,000	$112,500

Stephen W. Doughty	$225,000	$112,500

J. Thomas Wiley, Jr.	$225,000	$112,500

    The Committee also established the Company’s 2005 bonus policy. If specified net income and deposit growth targets are met and assuming continued satisfactory performance in the areas of regulatory compliance, risk and operational management and pursuit of strategic objectives, an initial bonus opportunity of 70% of base salary will be available to the executives listed above. If net income and deposit growth for 2005 fall short of budget but are above a 90% “floor” for payment, each of these executives will receive a portion of his initial bonus opportunity that represents the percentage of the difference between the “floor” and budget represented by the actual net income or deposit growth for the year. For example, if actual net income represents 95% of budget, an executive would be entitled to receive 50% of his initial 70% bonus opportunity.

    An additional bonus pool was also authorized for these executives and two others (subject to expansion to include other executives depending on their respective segment’s performance against budget). The additional bonus pool will consist of 30% of the amount by which the Company’s net income exceeds budget and will be prorated among the participating executives based on their respective initial bonus opportunities.